Exhibit 99.1

Qilian International Holding Group Limited

No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DCEMBER 5, 2023

TO THE SHAREHOLDERS OF QILIAN INTERNATIONAL HOLDING GROUP LIMITED:

Notice is hereby given that Qilian International Holding Group Limited, a Cayman Islands company (the “Company” or “Qilian”), will hold its Extraordinary General Meeting of shareholders at 10:00 A.M., Eastern Time, on December 5, 2023 (the “Extraordinary Meeting”) at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200 for the purpose of considering and voting upon the following proposals:

1.	As an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital, at a ratio of not less than one-for-two and not more than one-for-twenty (the “Approved Consolidation Ratio”), at any time prior to July 9, 2024, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”);

2.	Subject to approval by the shareholders of Proposal 1 (the Share Consolidation), as an ordinary resolution, to increase of the number of ordinary shares in the capital of the Company (the "Ordinary Shares") that the Company is authorized to issue to 100,000,000 Ordinary Shares, with the Company's authorized share capital to be increased accordingly (the “Increase of Authorized Shares”).

3.	Subject to approval by the shareholders of Proposals 1 (the Share Consolidation) and/or Proposal 2 (the Increase of Authorized Shares), to approve and adopt a second amended and restated memorandum and articles of association (the “Amended MoA”) to effect the Share Consolidation and/or the Increase of Authorized Shares if and to the extent each is effected.

4.	To transact any such other business that may properly come before the meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Only holders of ordinary shares, par value $0.00166667 each, (“Ordinary Shares”) at the close of business on October 25, 2023, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if one-third (1/3) of the Ordinary Shares outstanding and entitled to vote at the Extraordinary Meeting is represented in person or by proxy. Abstentions and broker non-votes (i.e. shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Extraordinary Meeting.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary Meeting and at any adjournments or postponements of the Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,
/s/ Zhangchang Xin
Zhangchang Xin Chief Executive Officer and Chairman
Date: October 31, 2023

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U. S. STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING NOTICE OR PASSED UPON THEIR MERITS OR FAIRNESS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE NOTICE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

GENERAL

Qilian International Holding Group Limited, a Cayman Islands company (the “Company”), is holding an Extraordinary General Meeting of shareholders on December 5, 2023 at 10 AM., Eastern Time, or at any adjournment or postponement thereof (the “Extraordinary Meeting”).  The Extraordinary Meeting will be held at our headquarters located No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Holders of ordinary shares, par value US$ $0.00166667 per share, (“Ordinary Shares”) as of the close of business on October 25, 2023, Eastern Time, are entitled to vote at the Extraordinary Meeting.  As of October 25, 2023, 35,750,000 of our Ordinary Shares, were issued and outstanding. One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, to authorize the Company’s board of directors(the “Board”) to effect a share consolidation, of the Company’s authorized and issued share capital, at a ratio of not less than one-for-two and not more than one-for-twenty (the “Approved Consolidation Ratio”), at any time prior to July 9, 2024, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Share Consolidation”);

2.	Subject to approval by the shareholders of Proposal 1 (the Share Consolidation), as an ordinary resolution, to increase of the number of ordinary shares in the capital of the Company (the "Ordinary Shares") that the Company is authorized to issue to 100,000,000 Ordinary Shares, with the Company's authorized share capital to be increased accordingly (the “Increase of Authorized Shares”).

3.	Subject to approval by the shareholders of Proposals 1 (the Share Consolidation) and/or Proposal 2 (the Increase of Authorized Shares), to approve and adopt a second amended and restated memorandum and articles of association (the “Amended MoA”) to effect the Share Consolidation and/or the Increase of Authorized Shares if and to the extent each is effected.

4.	To transact any such other business that may properly come before the meeting.

The Board recommends a vote “FOR” each proposal from Proposals No. 1-4.

VOTING AND SOLICITATION

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve each of the proposal.  In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person, via the Internet as instructed in the proxy card, via email by completing, dating, signing and returning the enclosed form of proxy to vote@vstocktransfer.com, via mail by marking, signing and dating the proxy card and return it in the envelope that is provided, or via Fax, by marking, signing and dating the proxy card and return it to 646-536-3179. All proxies must be received by the Company no later than 11:59 p.m. EDT on the day before the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders and such holder appoints the chair of the Extraordinary Meeting as their proxy, the Ordinary Shares will be voted “FOR” each proposal and in the chair's discretion  as to other matters that may properly come before the Extraordinary Meeting. If a proxy is returned without an indication of who the shareholder wishes to appoint as their proxy, the chair of the Extraordinary Meeting will be appointed as proxy for and on behalf of such shareholder. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.  Abstentions will have the same effect as a vote against the ratification of the appointment of the independent auditor.  Broker non-votes will have the same effect as a vote against the ratification of the appointment of the independent auditor.

Please refer to this notice for information related to the proposals.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of the Company, if you hold our Ordinary Shares.

PROPOSAL 1

TO APPROVE THE SHARE CONSOLIDATION

General

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to authorize the Board to effect a Share Consolidation of the Company’s ordinary shares at a specific ratio, ranging from one-for-two to one-for-twenty on the effective date as determined by the Board.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board will have the authority and discretion to pass resolutions to implement the Share Consolidation at any time after the approval of the Share Consolidation and prior to July 9, 2024.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Reasons for the Share Consolidation

The Company received a notification letter (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) on July 13, 2023, which notified the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Global Market (the “Nasdaq Global Market”). Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's Ordinary Shares for the 30 consecutive business days from May 30, 2023 to July 12, 2023, the Company no longer met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 9, 2024 (the "Compliance Period"), to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days, and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the Compliance Period. As of October 25, 2023, the Company has not regained compliance yet. The Board deems it is of the best interests of the Company and the shareholders to complete a Share Consolidation so that it will be able to meet the minimum bid price requirement.

In addition, the Board also believes that the increased market price of our Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Ordinary Shares and may encourage interest and trading in our Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Share Consolidation

If Proposal No. 1 is approved by shareholders and the Board will have the discretion to determine whether it is in the best interests of the Company and its shareholders to move forward with the Share Consolidation. If the Board decides to proceed with the Share Consolidation, the Approved Combination Ratio will be determined by the Board, in its sole discretion. However, the Approved Combination Ratio will not be less than a ratio of one-for-two (1:2) or exceed a ratio of one-for-twenty (1:20). In determining which Approved Combination Ratio to use, the Board will consider numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the Approved Consolidation Ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and will place emphasis on the expected closing price of our Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Board will also consider the impact of the Approved Consolidation Ratios on investor interest. The purpose of selecting a range is to give the Board the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. Based on the number of shares of Ordinary Shares issued and outstanding as of October 25, 2023, after completion of the Share Consolidation, we will have between approximately 17,875,000 and approximately 1,787,500 shares of Ordinary Shares issued and outstanding, depending on the Approved Combination Ratio selected by the Board.

Principal Effects of the Share Consolidation

After the effective date of the proposed Share Consolidation, each shareholder will own a reduced number of shares of our Ordinary Shares. Except for adjustments that may result from the treatment of fractional shares as described below, the proposed Share Consolidation will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the holders of our Ordinary Shares will not be affected by the proposed Share Consolidation (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our Ordinary Shares immediately prior to a Share Consolidation would continue to hold 2% of the voting power of the outstanding shares of our Ordinary Shares immediately after such Share Consolidation. The number of shareholders of record also will not be affected by the proposed Share Consolidation, except to the extent that any shareholder holds only a fractional share interest and receives cash for such interest after the Share Consolidation.

The following table contains approximate number of issued and outstanding shares of Ordinary Shares, and the estimated per share trading price following a 1:2 to 1:20 Share Consolidation, without giving effect to any adjustments for fractional shares of Ordinary Shares or the issuance of any derivative securities, as of October 25, 2023.

	Shares of Stock Outstanding
	Before Share Consolidation	Post Share Combination Ratio of 1 to 2	Post Share Consolidation Ratio of 1 to 10	Post Share Consolidation Ratio of 1 to 20
Ordinary Shares	35,750,000	17,875,000	3,575,000	1,787,500

Risks Associated with the Share Consolidation

We cannot predict whether the Share Consolidation will increase the market price for our Ordinary Shares. The history of similar share combinations for companies in like circumstances is varied, and the market price of our Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Share Consolidation, including:

(a)

A share combination may leave certain shareholders with one or more “odd lots,” which are share holdings in amounts of less than 60 shares of our Ordinary Shares. These odd lots may be more difficult to sell than shares of our Ordinary Shares in even multiples of 60.

(b)	The authorized but unissued shares of our Ordinary Shares could be issued by the Board without further shareholder approval, which could result in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

If the Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

 Certificated Shares

        As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre- consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. Depending on the size of the Share Consolidation the Board decides to implement, the stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

 Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

 Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Right to Abandon Share Consolidation

The Board may, in its sole discretion, choose not to proceed with the Share Consolidation, even if shareholders have voted in favor of Proposal 1 (the Share Consolidation). If this occurs, the Increase of Authorized Shares and filing of the Amended MoA will not occur, even if shareholders voted in favor of these proposals.

Resolutions

The Board proposes to solicit shareholder approval to effect a combination of the Company’s authorized and issued share capital, at a ratio of not less than one-for-two and not more than one-for-twenty, at any time prior to July 9, 2024 . The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to consolidating the authorized share capital of the Company are:

3.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

1.              conditional upon the approval of the Company’s board of directors (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

(i)            the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating any whole number of shares that is not less than 2 Shares and not more than 20 Shares into 1 Share, with such ratio to be determined by the Board in its sole discretion and with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”);

(ii)           no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

2.             any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Consolidation.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 1

PROPOSAL 2

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARES

General

If the approval of the Share Consolidation Proposal, the Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to, immediately following the effectiveness of a Share Consolidation, increase the Company’s authorized share capital to 100,000,000 Ordinary Shares.

For example, assuming that the Board effectuates a Share Consolidation at ratio of 1:10, the authorized share capital of the Company will become US $166,667 divided into 10,000,000 ordinary shares of US$0.0166667 par value each. Immediately following the Share Consolidation, the Company will increase its authorized share capital to be US$1,666,670 divided into 100,000,000 ordinary shares of US$0.0166667 par value each.

The Increase of Authorized Shares must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative and is subject to the Share Consolidation being effected. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company are:

2.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

subject to and immediately following the Share Consolidation being effected, the number of ordinary shares the Company is authorized to issue be increased to 100,000,000 ordinary shares, with the Company's authorized share capital to be increased accordingly (the "Increase of Authorized Shares")."

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Increase of Authorized Shares.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 2, TO APPROVE THE INCREASE OF AUTHORIZED SHARES OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 2

PROPOSAL 3

TO APPROVE THE AMEDMENT TO MEMORANDUM OF ASSOCIATION

General

Our Board has determined , subject to the Share Consolidation and/or the Increase of Authorized Shares being approved by shareholders, it is advisable and in the best interests of the Company and its shareholders, for the Company to adopt a second amended and restated memorandum of association (the "Amended MoA) to reflect the Share Consolidation and/or Increase of Authorized Shares if and to the extent each if effected, in substitution for and to the exclusion of, the amended and restated memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and Increase of Authorized Shares (the “MoA Amendment”).

A draft form of the Amended MoA is attached to this notice as Appendix A. The draft form of the Amended MoA assumes that the shareholders have approved both the Share Consolidation and the Increase of Authorized Shares and that the Board will effectuate the Share Consolidation at a ratio of 1:10 and is subject shareholders providing such approvals and to any changes to the Approved Consolidation Ratio determined by the Board. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the Amended MoA for and on behalf of the Company are:

1.	“IT IS HEREBY RESOLVED, as a special resolution, that:

Subject to and immediately following the Share Consolidation and/or Increase of Authorized Shares being effected, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation and/or Increase of Authorized Shares if and to the extent each is effected, in substitution for and to the exclusion of, the amended and restated memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and/or Increase of Authorized Shares.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the MoA Amendment.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 3, TO APPROVE THE ADOPTION OF THE AMENDED MOA OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 3

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.

By Order of the Board of Directors,

/s/ Zhanchang Xin
Zhanchang Xin
Chief Executive Officer
Date: October 31, 2023

Annex A

Companies Law (Revised) Company Limited by Shares

AMENDED AND RESTATED memorandum of association OF QILIAN INTERNATIONAL HOLDING GROUP LIMITED 祁连国际控股集团有限公司
(Adopted by special resolution passed on [ ] December 2023)

Companies Law (Revised)

Company Limited by Shares

Memorandum of Association

of

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

祁连国际控股集团有限公司

(Adopted by special resolution passed on [ ] December 2023)

1	The name of the Company is Qilian International Holding Group Limited 祁连国际控股集团有限公司.

1	The Company's registered office will be situated at the office of Avalon Trust & Corporate Services Ltd., Landmark Square, 1st Floor, 64 Earth Close, PO Box 715, Grand Cayman KY1-1107, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

2	The Company's objects are unrestricted. As provided by section 7(4) of the Companies Law (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

3	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Law (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

4	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Law (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Law (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Law (Revised).

5	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member's shares.

7	The share capital of the Company is US $1,666,670 divided into 100,000,000 ordinary shares of US$0.0166667 par value each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Law (Revised) and the Company's articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

8	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.